United States securities and exchange commission logo





                              May 14, 2020

       Eric Ostertag, M.D., Ph.D.
       Chief Executive Officer
       Poseida Therapeutics, Inc.
       9390 Towne Centre Drive, Suite 200
       San Diego, CA 92121

                                                        Re: Poseida
Therapeutics, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 17,
2020
                                                            CIK No. 0001661460

       Dear Dr. Ostertag:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement submitted on April 17, 2020

       Prospectus Summary, page 1

   1. We note your disclosure on page 1 that you are currently evaluating P-BCMA-101 in a potentially
registrational Phase 2 clinical trial. Please revise to clarify what you mean by the term
"registrational clinical trial." Please revise to disclose whether you have received any indication from the
FDA that your Phase 2 clinical trail will be treated as a
                                                        registrational clinical
trial such that a Phase 3 trial will not be required.
 Eric Ostertag, M.D., Ph.D.
FirstName LastNameEric Ostertag, M.D., Ph.D.
Poseida Therapeutics, Inc.
Comapany NamePoseida Therapeutics, Inc.
May 14, 2020
Page 2
May 14, 2020 Page 2
FirstName LastName
CAR-T for Oncology
P-BCMA-101, page 5

2. Please revise to limit the discussion of pre-clinical and clinical trial results in your prospectus summary to the endpoints of the trial and whether they were met. For example, we note you characterize the interim results of the Phase 1 trial for your candidate P-BCMA-101 as "encouraging, with strong response rates and duration of responses."
3. To the extent that you have not conducted head-to-head clinical trials, please revise your disclosure to remove comparisons of your product candidates to other treatments, products and product candidates. As but one example, we note your statement on page 5 that you have seen "a highly differentiated tolerability profile compared to other CAR-T approaches."
Our Pipeline, page 5

4. Please revise your pipeline chart here and on page 115 to identify the product candidate listed as "undisclosed" or remove this candidate from the chart.
Use of Proceeds, page 81

5. Please ensure that your disclosure regarding the proceeds to be used for your product candidates in clinical development describes how far in the development process you estimate the allocated proceeds from this offering will enable you to reach. Also include an estimate of the amount and sources of other funds necessary for the development of your product candidates as we note your disclosure that the proceeds from this offering will be insufficient to fund any of your product candidates through regulatory approval.
Capitalization, page 83

6. Please revise the table to include debt as part of your capitalization.
Management's Discussion and Analysis, page 91
Components of Our Results of Operations, page 95

7. On page 96 you state "[w]e track external costs by the stage of program, clinical or preclinical" but that internal costs are not tracked on a specific program basis. Please revise to disclose external costs by product candidate for all periods presented or direct us to that disclosure.
Critical Accounting Policies and Significant Judgments and Estimates, page 104

8. We note the options awarded during 2019 to certain of your executives (page 193) and directors (page 205). Please revise to disclose the extent to which any stock-based
 Eric Ostertag, M.D., Ph.D.
FirstName LastNameEric Ostertag, M.D., Ph.D.
Poseida Therapeutics, Inc.
Comapany NamePoseida Therapeutics, Inc.
May 14, 2020
Page 3
May 14, 2020 Page 3
FirstName LastName
         compensation has been awarded during 2020. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the valuations of your common stock leading up to the initial public offering and the estimated offering price for any grants subsequent to September 2019. This information will help facilitate our review of your accounting for equity issuances including stock compensation.
Safety, page 127

9. Please indicate the clinical symptoms of neurotoxicity seen in early-generation CAR-T treatments and that your product candidates are trying to reduce. Interim Safety Results, page 139

10. Please expand to disclose, or revise to clarify that you have disclosed, all treatment-
         emergent serious adverse events reported rather than those that were commonly reported.
         In addition, where you note that some SAEs were "not generally believed to be related to
         CAR-T therapies," please clarify if this is your belief or the conclusion of the trial investigator.
Potential Additional Programs and Partnership Opportunities, page 160

11. We note your disclosure that CAR-T may be used as a safe and non-myeloablative preconditioning regimen for stem cell transplants. If the FDA has not
         approved your products for such use, please remove any disclosure that your products are safe or effective as these determinations are within the authority of the FDA and comparable regulatory bodies. Please make similar revisions throughout your prospectus.
         For instance, we note the statements on page 5 describing the piggyBac platform as a
         "safer delivery vehicle" than AAV and its ability to permanently integrate into DNA.
Company-Owned Intellectual Property, page 165

12. For the patent described in second to last sentence of the last paragraph of this section, please disclose the duration of the patent. Please also disclose the jurisdictions and expected duration of the patents described in the last sentence of the last paragraph of this section. Also disclose the type of patent protection (e.g., composition of matter, use or process) for these patents.
License Agreement with Genus Oncology, page 168

13. Please briefly describe any of the material terms of the rights retained by the upstream licensor and the rights of the U.S. government referred to in the first paragraph of this section. If there are any material march-in-rights, address the portion of your business that would be impacted by exercise of such rights, and describe the conditions which might prompt the U.S. government to exercise any such rights. Include risk factor
 Eric Ostertag, M.D., Ph.D.
Poseida Therapeutics, Inc.
May 14, 2020
Page 4
      disclosure if appropriate.
License Agreements with Transposagen and Hera, page 169

14. Please refer to Item 601(b)(10) of Regulation S-K and provide us with your analysis of why the agreements referenced in this section should not be filed as exhibits to your registration statement.
Policies and Procedures for Related Party Transactions, page 212

15. Please disclose the standards that will be applied in determining whether to approve any of the transactions described in this section. Refer to Item 404(b)(1)(ii) of Regulation S-
      K.
Choice of Forum, page 219

16. We note your exclusive forum provision is intended to designate the Court of Chancery of the State of Delaware as the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, unless you consent in writing to the selection of an alternative forum. Please revise your disclosure to state that investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.
General

17. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Jenn Do at (202) 551-3743 or Kevin Kuhar at (202) 551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Mary Beth Breslin at (202) 551-3625 with any other questions.



                                                            Sincerely,
FirstName LastNameEric Ostertag, M.D., Ph.D.
                                                            Division of
Corporation Finance
Comapany NamePoseida Therapeutics, Inc.
                                                            Office of Life
Sciences
May 14, 2020 Page 4
cc:       Sean M. Clayton, Esq.
FirstName LastName